UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 01, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 July 2022
Exhibit No. 2	Total Voting Rights dated 01 July 2022
Exhibit No. 3	Transaction in Own Shares dated 04 July 2022
Exhibit No. 4	Transaction in Own Shares dated 05 July 2022
Exhibit No. 5	Transaction in Own Shares dated 06 July 2022
Exhibit No. 6	Publication of Offering Circular dated 06 July 2022
Exhibit No. 7	Transaction in Own Shares dated 07 July 2022
Exhibit No. 8	Transaction in Own Shares dated 08 July 2022
Exhibit No. 9	Transaction in Own Shares dated 11 July 2022
Exhibit No. 10	Transaction in Own Shares dated 12 July 2022
Exhibit No. 11	Transaction in Own Shares dated 13 July 2022
Exhibit No. 12	Transaction in Own Shares dated 14 July 2022
Exhibit No. 13	Transaction in Own Shares dated 15 July 2022
Exhibit No. 14	Transaction in Own Shares dated 18 July 2022
Exhibit No. 15	Transaction in Own Shares dated 19 July 2022
Exhibit No. 16	Transaction in Own Shares dated 20 July 2022
Exhibit No. 17	Transaction in Own Shares dated 21 July 2022
Exhibit No. 18	Transaction in Own Shares dated 22 July 2022
Exhibit No. 19	Block listing Interim Review dated 22 July 2022
Exhibit No. 20	Transaction in Own Shares dated 25 July 2022
Exhibit No. 21	Transaction in Own Shares dated 26 July 2022
Exhibit No. 22	Transaction in Own Shares dated 27 July 2022
Exhibit No. 23	Transaction in Own Shares dated 28 July 2022
Exhibit No. 24	Transaction in Own Shares dated 29 July 2022
Exhibit No. 25	Publication of Base Prospectus Supplement dated 29 July 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 1, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	30 June 2022
Number of ordinary shares purchased:	11,065,647
Highest price paid per share:	154.9200p
Lowest price paid per share:	150.1800p
Volume weighted average price paid per share:	151.9655p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,508,668,909 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,508,668,909) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/9202Q_1-2022-6-30.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 265,865,979 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 162.1757p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 2

1 July 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 June 2022, Barclays PLC's issued share capital consists of 16,508,668,909 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 16,508,668,909 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 3

4 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	1 July 2022
Number of ordinary shares purchased:	10,841,000
Highest price paid per share:	156.7200p
Lowest price paid per share:	151.6800p
Volume weighted average price paid per share:	153.9770p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,497,835,667 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,497,835,667) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1136R_1-2022-7-1.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 276,706,979 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 161.8545p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 4

5 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	4 July 2022
Number of ordinary shares purchased:	10,851,432
Highest price paid per share:	157.0000p
Lowest price paid per share:	153.9800p
Volume weighted average price paid per share:	155.7465p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,487,007,701 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,487,007,701) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2749R_1-2022-7-4.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 287,558,411 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 161.6240p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 5

6 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	5 July 2022
Number of ordinary shares purchased:	10,777,000
Highest price paid per share:	156.8000p
Lowest price paid per share:	147.2800p
Volume weighted average price paid per share:	150.9241p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,476,262,512 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,476,262,512) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/4296R_1-2022-7-5.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 298,335,411 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 161.2375p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 6

Publication of Offering Circular

The following offering circular (the "Offering Circular") is available for viewing:

Offering Circular dated 4 July 2022 in connection with Barclays PLC's issue of SGD 450,000,000 8.300% Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities (Callable 2027 and Every Five Years Thereafter) (the "Securities").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the Offering Circular, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5702R_1-2022-7-6.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

 https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Offering Circular available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Offering Circular. In accessing the Offering Circular, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE OFFERING CIRCULAR MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE OFFERING CIRCULAR IN WHOLE OR IN PART IS PROHIBITED. THE OFFERING CIRCULAR MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE OFFERING CIRCULAR HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE OFFERING CIRCULAR MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Offering Circular referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

You are reminded that the Offering Circular has been made available to you on the basis that you are a person into whose possession the Offering Circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Offering Circular to any other person.

Confirmation of your Representation: In order to be eligible to view the Offering Circular or make an investment decision with respect to any securities issued or to be issued pursuant to the Offering Circular, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Offering Circular, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act), and that you consent to delivery of the Offering Circular thereto via electronic publication.

The Offering Circular does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Offering Circular constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Securities issued or to be issued pursuant to the Offering Circular, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Offering Circular has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Offering Circular made available to you in electronic format and the hard copy versions available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 7

7 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	6 July 2022
Number of ordinary shares purchased:	10,872,000
Highest price paid per share:	150.5400p
Lowest price paid per share:	145.9800p
Volume weighted average price paid per share:	147.8608p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,465,415,246 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,465,415,246) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5960R_1-2022-7-6.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 309,207,411 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 160.7672p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 8

8 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	7 July 2022
Number of ordinary shares purchased:	10,871,420
Highest price paid per share:	152.4400p
Lowest price paid per share:	149.3200p
Volume weighted average price paid per share:	151.2987p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,456,522,905 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,456,522,905) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7615R_1-2022-7-7.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 320,078,831 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 160.4456p per ordinary share.

- ENDS -

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Investor Relations	Media Relations
Chris Manners	Jon Tracey
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Exhibit No. 9

11 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	8 July 2022
Number of ordinary shares purchased:	10,861,039
Highest price paid per share:	153.1200p
Lowest price paid per share:	149.1600p
Volume weighted average price paid per share:	151.7583p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,445,697,369 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,445,697,369) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/9123R_1-2022-7-8.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 330,939,870 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 160.1605p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 10

12 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	11 July 2022
Number of ordinary shares purchased:	11,364,000
Highest price paid per share:	152.4000p
Lowest price paid per share:	149.5400p
Volume weighted average price paid per share:	151.3677p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,434,349,671 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,434,349,671) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0827S_1-2022-7-11.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 342,303,870 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.8686p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 11

13 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	12 July 2022
Number of ordinary shares purchased:	11,022,371
Highest price paid per share:	152.0200p
Lowest price paid per share:	146.9600p
Volume weighted average price paid per share:	149.4037p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,423,345,844 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,423,345,844) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2407S_1-2022-7-12.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 353,326,241 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.5421p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 12

14 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	13 July 2022
Number of ordinary shares purchased:	10,831,000
Highest price paid per share:	151.6400p
Lowest price paid per share:	148.0400p
Volume weighted average price paid per share:	149.9741p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,412,533,514 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,412,533,514) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/4158S_1-2022-7-13.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 364,157,241 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 159.2575p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 13

15 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	14 July 2022
Number of ordinary shares purchased:	10,718,000
Highest price paid per share:	151.1400p
Lowest price paid per share:	145.2400p
Volume weighted average price paid per share:	148.0106p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,401,816,139 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,401,816,139) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5618S_1-2022-7-14.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 374,875,241 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.9360p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 14

18 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	15 July 2022
Number of ordinary shares purchased:	10,671,908
Highest price paid per share:	151.2200p
Lowest price paid per share:	145.1600p
Volume weighted average price paid per share:	148.8976p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,391,178,311 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,391,178,311) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/7133S_1-2022-7-15.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 385,547,149 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.6581p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 15

19 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	18 July 2022
Number of ordinary shares purchased:	10,558,000
Highest price paid per share:	156.3400p
Lowest price paid per share:	152.2800p
Volume weighted average price paid per share:	154.9044p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,380,632,591 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,380,632,591) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/8831S_1-2022-7-18.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 396,105,149 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5580p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 16

20 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	19 July 2022
Number of ordinary shares purchased:	8,149,032
Highest price paid per share:	157.8000p
Lowest price paid per share:	153.8200p
Volume weighted average price paid per share:	156.4635p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,372,531,984 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,372,531,984) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/0415T_1-2022-7-19.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 404,254,181 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5158p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 17

21 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	20 July 2022
Number of ordinary shares purchased:	10,472,000
Highest price paid per share:	159.0000p
Lowest price paid per share:	155.9200p
Volume weighted average price paid per share:	158.0384p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,362,091,862 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,362,091,862) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/2129T_1-2022-7-20.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 414,726,181 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5038p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 18

22 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	21 July 2022
Number of ordinary shares purchased:	10,513,565
Highest price paid per share:	160.6800p
Lowest price paid per share:	156.7400p
Volume weighted average price paid per share:	158.4957p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,351,586,205 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,351,586,205) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/3684T_1-2022-7-21.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 425,239,746 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5036p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 19

BLOCK LISTING SIX MONTHLY RETURN

Date:  22 July 2022

Name of applicant:	BARCLAYS PLC
Period of return:	From 1 January 2022 - 30 June 2022
Name of scheme:	SAYE Share Option Scheme	Barclays Group Share Incentive Plan and Barclays Global Sharepurchase Plan	Barclays Group Share Value Plan	Barclays Long Term Incentive Plan
Class of unallotted securities	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each	Ordinary shares of 0.25p each
Balance of unallotted securities under scheme(s) from previous return:	50,764,775	51,439,138	10,000,000	20,932,582
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	0	0	0	0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	6,730,329	13,867,604	1,223,645	256,182
Equals: Balance under scheme(s) not yet issued/allotted at end of period:	44,034,446	37,571,534	8,776,355	20,676,400
Name of contact:	Garth Wright
Telephone number of contact:	020 7116 3170

Exhibit No. 20

25 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	22 July 2022
Number of ordinary shares purchased:	10,484,664
Highest price paid per share:	159.7200p
Lowest price paid per share:	156.7600p
Volume weighted average price paid per share:	158.0558p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,341,111,083 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,341,111,083) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/5162T_1-2022-7-22.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 435,724,410 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.4928p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 21

26 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	25 July 2022
Number of ordinary shares purchased:	10,501,000
Highest price paid per share:	161.8800p
Lowest price paid per share:	156.2600p
Volume weighted average price paid per share:	159.6913p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,330,630,922 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,330,630,922) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at.

http://www.rns-pdf.londonstockexchange.com/rns/6758T_1-2022-7-25.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 446,225,410 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5210p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 22

27 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	26 July 2022
Number of ordinary shares purchased:	10,501,000
Highest price paid per share:	161.0600p
Lowest price paid per share:	156.8200p
Volume weighted average price paid per share:	158.8560p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,320,148,693 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,320,148,693) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8326T_1-2022-7-26.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 456,726,410 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5287p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 23

28 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	27 July 2022
Number of ordinary shares purchased:	10,495,513
Highest price paid per share:	159.1400p
Lowest price paid per share:	155.7000p
Volume weighted average price paid per share:	157.9011p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,309,686,819 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,309,686,819) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9909T_1-2022-7-27.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 467,221,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.5146p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 24

29 July 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from J.P. Morgan Securities plc as part of its buy-back announced on 24 May 2022

Date of purchase:	28 July 2022
Number of ordinary shares purchased:	10,501,000
Highest price paid per share:	157.4400p
Lowest price paid per share:	149.4600p
Volume weighted average price paid per share:	152.4467p
The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 16,299,224,491 ordinary shares with voting rights.

There are no ordinary shares held in treasury.

The above figure (16,299,224,491) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by J.P. Morgan Securities plc on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1603U_1-2022-7-28.pdf

Since the commencement of the share buy-back programme announced on 24 May 2022, the Company has purchased 477,722,923 ordinary shares on the London Stock Exchange in aggregate at a weighted average price of 158.3812p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0) 20 7116 4755

Exhibit No. 25

Publication of Base Prospectus Supplement

The following base prospectus supplement ("Prospectus Supplement") has been approved by the Financial Conduct Authority and is available for viewing:

Prospectus Supplement No. 2 dated 29 July 2022 to the Base Prospectus dated 7 March 2022 for the Barclays PLC £60,000,000,000 Debt Issuance Programme ("Base Prospectus").

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3095U_1-2022-7-29.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus Supplement. In accessing the Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

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Please note that the information contained in the Base Prospectus and the Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

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You are reminded that the Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus Supplement to any other person.

The Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuer.

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